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                          MEMORANDUM OF UNDERSTANDING

    WHEREAS, there is now pending a putative class action lawsuit in the Court of Chancery of the State of Delaware, in and for New Castle County (the "Court) entitled In Re SyStemix Inc. Shareholders Litigation Consolidated C.A. No. 15014 (the "Action");

    WHEREAS, in the Action, plaintiffs challenge the procedural and substantive fairness of a proposal by defendant Sandoz, Ltd. ("Sandoz") to acquire the outstanding shares of the common stock of SyStemix, Inc. ("SyStemix" or the "Company") which it does not already own for $17 cash per share (the "Acquisition Proposal"); and

    WHEREAS, the Acquisition Proposal could not be approved without the consent of certain directors of SyStemix unaffiliated with Sandoz (the "Unaffiliated Directors");

    WHEREAS, Sandoz acknowledges that on dates after it made the Acquisition Proposal it became aware that the Unaffiliated Directors and plaintiffs' counsel in the Action took the position that the Acquisition Proposal at $17 per SyStemix share was inadequate; and

    WHEREAS, after the Unaffiliated Directors had rejected the Acquisition Proposal, as initially proposed, Sandoz proposed to increase the cash consideration in the Acquisition Proposal and, on or about January 10, 1997, the SyStemix board of directors approved the Acquisition Proposal at $19.50 per SyStemix share; and

    WHEREAS, Sandoz acknowledges that in increasing the financial consideration to be paid to the Company's public shareholders, Sandoz took into account the position of the Unaffiliated Directors and the desirability of satisfactorily addressing the claims asserted in the Action.

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    NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel to the parties, the parties to the Action have agreed in principle that:

         1. The parties to the Action agree that the increased cash consideration of $19.50 per SyStemix share which Sandoz has agreed to pay to acquire the publicly owned shares of SyStemix constitutes fair, adequate and reasonable consideration for the settlement of all claims which were raised or could have been raised by plaintiffs in the Action. The parties to the Action further agree that Sandoz took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the increased consideration to be paid to the Company's public stockholders.

         2. The parties to the Action will attempt in good faith to agree upon and to execute as soon as practicable an appropriate stipulation of settlement (the "Stipulation") of all claims asserted in the complaints filed in the Action and all other claims, if any, arising out of or relating to the Sandoz Acquisition Proposal, and such other documentation as may be required in order to obtain any and all necessary or appropriate court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including the dismissal of all such claims with prejudice and without costs to any party (except as set forth in paragraph 5 below). The Stipulation will also expressly provide, INTER ALIA: (1) for settlement purposes only, class certification pursuant to Delaware Chancery Court Rules 23(b)(1) and 23(b)(2) of a class consisting of all persons (other than defendants) who owned common stock of SyStemix on May 24, 1996 and their successors in interest and transferees immediate and remote, through and including the consummation of the Acquisition Proposal, including the first-step tender offer and the second-step merger for any untendered

                                          2

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shares (the "Class"); (2) that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Stipulation solely because the proposed settlement would eliminate the burden and expense of further litigation; (3) a release of all claims of the stockholders of SyStemix against defendants or any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of the subject matter of the Action, the Acquisition Proposal, the first-step tender offer, the second-step merger, the negotiation and consideration of the tender offer and the merger, and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing, except for statutory appraisal rights (the "Settled Claims"); (4) that defendants in the Action are entering into this Memorandum of Understanding and will enter into the Stipulation of Settlement solely because the proposed settlement would eliminate the distraction, burden and expense of further litigation; (5) that plaintiffs' counsel, having made a thorough investigation of the facts, believe that the proposed settlement is fair, reasonable, adequate and in the best interests of plaintiffs and all members of the proposed Class; and (6) if approved and ordered by the Order of the Court of Chancery, pending final determination of whether the Settlement provided for in the Stipulation of Settlement should be approved, that plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting,

                                          3

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instigating or in any way participating in the commencement or prosecution of any of the Settled Claims against any of the persons or entitles to be released in the settlement other than as provided herein.

    3. The parties to the Action will present the settlement to the Court for hearing and approval as soon as practicable following appropriate notice to the members of the Class and will use their best efforts to obtain final Court approval of the settlement, and release and dismissal of the Action with prejudice as against plaintiffs and the Class and without awarding costs to any party (except as provided for in paragraph 5 below). It is expressly acknowledged that the tender offer and the merger may be consummated prior to final Court approval of the settlement. As used in this Memorandum of Understanding, "final Court approval" of the settlement means that the Court has entered an Order approving the settlement in accordance with the Stipulation and that Order is finally affirmed on appeal or is no longer subject to appeal.

    4. Th parties shall conduct as expeditiously as possible such reasonable additional discovery as the parties agree is appropriate and necessary to confirm the fairness and reasonableness of the terms of the settlement. Plaintiffs reserve the right to withdraw from the terms of this Memorandum of Understanding and the proposed settlement in the event such discovery reveals information materially inconsistent with the documents previously produced to plaintiffs' counsel, indicating that the settlement is not fair and reasonable. Pending the negotiation and execution of the Stipulation of Settlement, all proceedings in the Action, except for settlement-related proceedings pursuant to this Memorandum of Understanding, including the additional discovery contemplated by this paragraph, shall be suspended.

                                          4

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    5.   Provided that a Stipulation of Settlement has been executed and final
Court approval of the settlement (including class release) and dismissal of the Action by the Court with prejudice has been obtained in accordance with the Stipulation of Settlement, plaintiffs' counsel of record in the Action will jointly apply to the Court for an award of attorneys' fees and expenses not to exceed in the aggregate $385,000. Defendants will not object to an application for attorneys' fees and expenses which does not exceed $385,000. Subject to the conditions set forth in this paragraph and any Order of the Court and consummation of the tender offer and the merger, any such attorneys' fees and expenses awarded by the Court to plaintiffs' counsel shall be paid by SyStemix or its successor in interest within ten days after final Court approval of the settlement (as defined in paragraph 3 hereof) and dismissal of the Action with prejudice and without costs or fees (except as otherwise set forth in this paragraph). SyStemix or its successor in interest shall also cause the dissemination of notice of the settlement to the Class and shall pay all costs and expenses incurred in providing such notice to the members of the Class.

    6. The consummation of the settlement is subject to the completion by plaintiffs of the discovery as provided for in paragraph 4 above, the drafting and execution of the Stipulation in form satisfactory to the parties and such other documentation as may be required to obtain final Court Approval of the settlement, including the class certification contemplated therein. The settlement contemplated by this Memorandum of Understanding will not be binding upon any party until such discovery has been completed, and the Stipulation is executed. This Memorandum of Understanding shall be null and void and of no force and effect should: (a) any of these

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conditions not be met, (b) plaintiffs' counsel determine that, based upon discovery of information materially inconsistent with documents previously produced to plaintiffs' counsel, the settlement is not fair and reasonable, (c) the settlement not obtain final Court approval for any reason, or (d) the tender offer or merger are not consummated, and, in any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action. In such event, neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in this litigation or in any other litigation or proceeding.

    7. This Memorandum of Understanding may be executed in counterpart by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

    8. This Memorandum of Understanding and the settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

    9. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

    10. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

    11. Plaintiffs and their counsel represent and warrant that none of the plaintiffs' claims or causes of action referred to in this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole or in part.

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    12.  The named plaintiffs and their counsel in the Action represent and warrant that the named plaintiffs are each a shareholder of SyStemix, were shareholders at all times relevant hereto and, thus, are members of the proposed Class.

    13. The named plaintiffs and their counsel in the Action represent and warrant that they have not filed any other litigation challenging any of the Settled Claims, and are not aware of any such litigation.

DATED:   January 28, 1997
         -----------------        ROSENTHAL, MONHAIT, GROSS
                                    & GODDESS, P.A.

                                  BY /s/ J.A. Poucil

                                     -------------------------------
                                  Suite 1401, Mellon Bank Center
                                     P.O. Box 1070
                                     Wilmington, DE  19899
                                     LIAISON COUNSEL FOR PLAINTIFFS

                                  MORRIS, NICHOLS, ARSHT & TUNNELL

                                  By  /s/ Martin P. Tully
                                     -------------------------------
                                     1201 N. Market Street
                                     P.O. Box 1347
                                     Wilmington, DE  19899

                                  RICHARDS, LAYTON & FINGER

                                  BY  /s/ David A. Dresband
                                     -------------------------------
                                     One Rodney Square
                                     P.O. Box 551
                                     Wilmington, DE  19899

                                          7

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                                  SKADDEN, APRS, SLATE, MEAGHER & FLOM

                                  By  /s/ Edward R. Ubel
                                     -------------------------------
                                     One Rodney Square
                                     P.O. Box 636
                                     Wilmington, DE  19899

                                                        ATTORNEYS FOR DEFENDANTS